Exhibit 99.(a)(1)(C)
FORM OF TRANSMITTAL MEMORANDUM

To:	Pharmion Employees Eligible for the Option Exchange Program
From:	Pam Herriott, Vice President, Human Resources
Date:	April 19, 2006
Subject:	Offer to Exchange Stock Options

      As I previously announced, Pharmion is launching the stock option exchange program (the “Option Exchange Program”), effective today, April 19, 2006. The Option Exchange Program will allow eligible employees to exchange outstanding stock options that were granted before April 1, 2005, and that have an exercise price equal to or greater than $21.00 per share (the “Eligible Options”) for a lesser number of new options. The new options will be granted according to specified exchange ratios.
      Enclosed are the following materials relating to the Option Exchange Program:

•	Offer to Exchange Outstanding Options to Purchase Common Stock, which contains a Summary of Terms in Question and Answer format;

•	A personalized Stock Option Exchange Election Form containing a summary of your outstanding Eligible Options, to be used for making your election to participate in the Option Exchange Program;

•	A sample form of the Non-Qualified Stock Option Agreement, which will be applicable to a new option grant, should you make an election to exchange Eligible Options and meet all other qualifications stated in the Offer;

•	A sample form of the Disclaimer to Equity Award Agreements under the 2000 Stock Incentive Plan, which will be applicable to a new option grant; and

•	A return envelope to submit your election form.
      Please read all of these materials closely as they contain information to aid in your understanding of the Option Exchange Program.
How to Participate
      Please review your Stock Option Exchange Election Form. If you wish to participate in the Option Exchange Program, you must follow the instructions listed on the enclosed Stock Option Exchange Election Form. Please retain a copy of your Stock Option Exchange Election Form for your records.
      For your election to be valid, your completed and signed Stock Option Exchange Election Form must be received by Bridget Gippe by 11:59 p.m. Mountain Daylight Time, on May 22, 2006. Please allow for adequate delivery time based on the method of delivery you choose to ensure we receive your election form by this deadline. You may change your election(s) by completing and submitting another election form. However, any changes in your election must also be made by a signed Stock Option Exchange Election Form received by Pharmion by the date and time deadlines shown above. Under no circumstances can any Stock Option Exchange Election Form for your initial election or a change in election be accepted beyond the election deadline.
Deciding Whether to Participate
      This Option Exchange Program is strictly voluntary. If you choose not to participate, you will retain your current options under the terms and conditions of your current stock option agreement.
      You should carefully read all information provided before you decide whether to participate. Pharmion cannot provide you with any advice as to whether or not you should participate. Furthermore, because of U.S. Securities and Exchange Commission disclosure rules, Pharmion cannot provide additional information beyond what is contained in this memorandum, the accompanying materials or at the information sessions presented by us. If you have additional questions after reviewing this material, you should seek guidance from your personal advisor(s).

For More Information
      If you have questions about the Option Exchange Program, or if you require translation services, please call the numbers listed below.
Bridget Gippe at 720-564-9149 (for U.S. employees)
Tennille Wood at +44 1753 240902 (for employees based outside of the U.S.)
or you can send an email to stockoptionexchange@pharmion.com